2155 E. GoDaddy Way Tempe, AZ 85284
December 19, 2022

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:    Joyce Sweeney, Senior Staff Accountant
Christine Dietz, Senior Staff Accountant

Re:    GoDaddy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 17, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2022
Filed November 4, 2022
Form 8-K Furnished on November 3, 2022
(File No. 001-36904)
Ladies and Gentlemen:
GoDaddy Inc. ("GoDaddy", the "Company", "we", "us" or "our") submits this letter in response to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") received by letter dated November 17, 2022 (the "Comment Letter") relating to the Company's Form 10-K for the fiscal year ended December 31, 2021 filed on February 17, 2022, the Company's Form 10-Q for the quarterly period ended September 30, 2022 filed on November 4, 2022 and the Company's Form 8-K furnished on November 3, 2022. This letter is intended to amend our response to Comment 4 in our correspondence dated November 30, 2022 following additional conversations with the Staff.
In this letter, we have recited the comment from the Staff in bold and italicized type and have followed it with the Company's response.
Form 10-Q for Quarterly Period Ended September 30, 2022
Consolidated Results of Operations Revenues, page 29
4.We note your disclosure that the increases in total revenue were driven by growth in total customers and average revenue per user (ARPU) as well as contributions from recent acquisitions, partially offset by adverse movements in foreign currency exchange rates against the U.S. dollar. We further note that you disclose total customers and ARPU in your December 31, 2021 Form 10-K. Please explain to us why you do not disclose the total customers and ARPU in your 2022 Forms 10-Q. Additionally, in future filings where a material change in revenues is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to Item 303 of Regulation S-K and SEC Release No. 33-10751.
RESPONSE TO COMMENT 4: We acknowledge the Staff's comment and respectfully advise the Staff that we will disclose both total customers and average revenue per user (ARPU) in our Annual Report on Form 10-K and for each quarterly period presented in our Quarterly Reports on Form 10-Q. Additionally, in future filings, we will include quantified disclosures for each material identified factor in instances where material changes in revenues are attributable to two or more factors.

2155 E. GoDaddy Way Tempe, AZ 85284
*****
In connection with our response to the Staff's comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please direct any questions or comments regarding this letter to the undersigned at (480) 505-8800 or mmccaffrey@godaddy.com.
Sincerely,
/s/ Mark McCaffrey

Mark McCaffrey
Chief Financial Officer

cc:    Michele Lau
GoDaddy Inc.

Alan F. Denenberg
Davis Polk & Wardell, LLP